Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

NOTICE OF BOARD MEETING

BY WRITTEN RESOLUTIONS

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (the “Company”) announces that a meeting of the board of directors of the Company will be held on November 6, 2014 (Thursday) by way of written resolutions for the purpose of, among other matters, considering and approving the declaration of the quarterly dividend, if any, of the Company for the third quarter of 2014.

By order of the Board
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, October 27, 2014

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.